UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 8)*

DELHAIZE AMERICA, INC.

(Name of Issuer)

Class B Common Stock, $.50 per share

(Title of Class of Securities)

344775-10-1

(CUSIP Number)

Michael E. Dillard, Akin, Gump, Strauss, Hauer & Feld, L.L.P.
1700 Pacific Avenue, Suite 4100, Dallas, Texas 75201-4675
(214) 969-2800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 23, 1999

(Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

    Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

    Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (2-98)

Page 1 of 11 Pages

Schedule 13D

CUSIP No. 344775-10-1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Etablissements Delhaize Freres et Cie "Le Lion" S.A. ("Delhaize 'Le Lion"'). Delhaize "Le Lion" has no I.R.S. identification number.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) X
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Belgium

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 8. Shared Voting Power 41,683,387 shares of Class B Common Stock 9. Sole Dispositive Power 20,565,794 shares of Class B Common Stock 10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 41,683,387 shares of Class B Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 55.3%

14.	Type of Reporting Person (See Instructions)
CO

Page 2 of 11 Pages

Schedule 13D

CUSIP No. 344775-10-1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Delhaize The Lion America, Inc. ("Detla") EIN: 51-0232323

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) X
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 8. Shared Voting Power 41,683,387 shares of Class B Common Stock 9. Sole Dispositive Power 21,117,593 shares of Class B Common Stock 10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 41,683,387 shares of Class B Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 55.3%

14.	Type of Reporting Person (See Instructions)
CO

Page 3 of 11 Pages

Item 1. Security and Issuer.

    This Amendment No. 8 ("Amendment No. 8") is filed on behalf of Etablissements Delhaize Freres et Cie "Le Lion" S.A. ("Delhaize 'Le Lion"') and Delhaize The Lion America, Inc. ("Detla"), with respect to their Schedule 13D filed October 15, 1976 (the "Schedule 13D"), as amended by Amendment No. 1 thereto filed November 16, 1976 ("Amendment No. 1"), Amendment No. 2 thereto filed September 1, 1983 ("Amendment No. 2"), Amendment No. 3 thereto filed March 16, 1988 ("Amendment No. 3"), Amendment No. 4 thereto filed October 3, 1988 ("Amendment No. 4"), Amendment No. 5 thereto filed March 20, 1992 ("Amendment No. 5"), Amendment No. 6 thereto filed September 20, 1994 ("Amendment No. 6") and Amendment No. 7 thereto filed May 25, 1999 ("Amendment No. 7") relating to the Class B Common Stock, par value $.50 per share, of Delhaize America, Inc., a North Carolina corporation ("Delhaize America"), previously known as Food Lion, Inc. This Amendment No. 8 supplementally amends the Schedule 13D and Amendments Nos. 1-7 thereto. Amounts stated in this Amendment No. 8 reflect a one-for-three reverse split of the number of shares of Delhaize America's Class B Common Stock issued and outstanding effective September 9, 1999.

Item 2. Identity and Background.

    (A) Name: Detla

  Directors and Executive Officers:

    Reference is made to Exhibit B which is incorporated herein by reference.

  Disclosure of Legal Proceedings:

    Neither Detla nor any director or executive officer of Detla has been convicted in any criminal proceedings, excluding traffic violations and similar misdemeanors, or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws, during the last five years.

    (B) Name: Delhaize "Le Lion"

  Directors and Executive Officers:

    Reference is made to Exhibit A which is incorporated herein by reference.

Page 4 of 11 Pages

  Disclosure of Legal Proceedings:

    Neither Delhaize "Le Lion" nor any director or executive officer of Delhaize "Le Lion" has been convicted in any criminal proceedings, excluding traffic violations and similar misdemeanors, or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws, during the last five years.

Item 3. Source and Amount of Funds or Other Consideration.

    The source of the funds used for the purchases reported in Item 5(c) below is working capital of Delhaize "Le Lion." The aggregate amount of funds expended for such purchases is approximately US$ 24,708,080.

Item 4. Purpose of Transaction.

    The purchases reported in Item 5(c) below were purchased in the open market for purposes of investment.

    (a) The reporting person may continue to purchase shares in the future, but may terminate purchases at any time.

    (b)–(j) Not applicable.

Item 5. Interest in Securities of the Issuer.

    (a) The number and percentage of shares of Class B Common Stock owned by each reporting person as of November 23, 1999 are as follows:

Name of Reporting Person	Number of Shares	Percentage of Outstanding Class B Common Stock of the Company

Delhaize "Le Lion"	20,565,794	27.3
Detla	21,117,593	28.0

	41,683,387	55.3

    The aggregate amount beneficially owned by each reporting person is 41,683,387 shares.

    (b) Reference is made to pages 2 and 3 of this Amendment No. 8.

Page 5 of 11 Pages

    (c) During the last 60 days, Delhaize "Le Lion" engaged in the following purchases of Class B Common Stock of Delhaize America on the open market through transactions with a market maker:

Date of Transaction	Amount of Securities Involved	Price Per Share (US$)

11/22/99	10,000	22.00
11/23/99	5,000	22.50
11/23/99	4,000	22.31
11/23/99	5,000	22.50
11/23/99	50,000	22.38

    (d) Not applicable.

    (e) Not applicable.

Item 7. Material to be Filed as Exhibits.

    The reporting persons hereby incorporate by reference the Joint Filing Agreement previously filed by the reporting persons as Exhibit C to Amendment No. 7 to their Schedule 13D, filed May 25, 1999.

Page 6 of 11 Pages

Signature

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ETABLISSEMENTS DELHAIZE FRERES ET CIE "LE LION" S.A.
By:	/s/ DOMINIQUE RAQUEZ
Name:	Dominique Raquez
Title:	Member of the Executive Committee and Officer, Financial Planning, Control and Development
Dated:	November 30, 1999
DELHAIZE THE LION AMERICA, INC.
By:	/s/ DOMINIQUE RAQUEZ
Name:	Dominique Raquez
Title:	Director and Vice President, Financial Planning, Control and Development
Dated:	November 30, 1999

    The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

    Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

Page 7 of 11 Pages

EXHIBIT INDEX

Exhibit No.	Description	Page

A	List of Directors and Executive Officers of Delhaize "Le Lion"	9
B	List of Directors and Executive Officers of Detla	11

Page 8 of 11 Pages

EXHIBIT A

    The directors and executive officers of Delhaize "Le Lion" are as follows:

Name, Title and Business or Residential Address	Present Principal Occupation or Employment / Citizenship*

Gui de Vaucleroy, Director and Chairman of the Board rue Osseghem, 53 1080 Brussels, Belgium	Chairman of the Board of Directors, Delhaize "Le Lion"; Retired
Pierre-Olivier Beckers, Director rue Osseghem, 53 1080 Brussels, Belgium	Chief Executive Officer and President of the Executive Committee, Delhaize "Le Lion"
Philippe Stroobant, Director rue Osseghem, 53 1080 Brussels, Belgium	Director, Delhaize "Le Lion"; Retired
Roger Boin, Director rue Osseghem, 53 1080 Brussels, Belgium	Director, Delhaize "Le Lion"; Retired
Charles de Cooman d'Herlinckhove, Director rue Osseghem, 53 1080 Brussels, Belgium	Director, Delhaize "Le Lion"; Retired
Marcel Degroof, Director rue Osseghem, 53 1080 Brussels, Belgium	Honorary Banker, Bank Degroof; Retired
Jacques Le Clerq, Director rue Osseghem, 53 1080 Brussels, Belgium	Director, Delhaize "Le Lion"; Retired
Frans Vreys, Director rue Osseghem, 53 1080 Brussels, Belgium	Director, Delhaize "Le Lion"; Retired
Raymond Max Boon, Director rue Osseghem, 53 1080 Brussels, Belgium	Director, Delhaize "Le Lion"; Retired
Didier Smits, Director rue Osseghem, 53 1080 Brussels, Belgium	Director, Delhaize "Le Lion"; Managing Director, Sprl Papeteries Aubry

* All of the persons listed on this Exhibit are Belgian unless otherwise indicated.

Page 9 of 11 Pages

EXHIBIT A—Continued

Name, Title and Business or Residential Address	Present Principal Occupation or Employment / Citizenship*

Dominique Raquez rue Osseghem, 53 1080 Brussels, Belgium	Member of the Executive Committee and Officer Financial Planning, Control and Development, Delhaize "Le Lion"
Jean-Claude Coppieters 't Wallant, rue Osseghem, 53 1080 Brussels, Belgium	Secretary of the Board of Directors and Member of the Executive Committee, Delhaize "Le Lion"; Group Chief Financial Officer
Pierre Dumont rue Osseghem, 53 1080 Brussels, Belgium	Secretary of the Executive Committee, Delhaize "Le Lion"; Officer Group Human Resources
Renaud Cogels rue Osseghem, 53 1080 Brussels, Belgium	Member of the Executive Committee and General Manager of the Benelux Division, Delhaize "Le Lion"
Arthur Goethals rue Osseghem, 53 1080 Brussels, Belgium	Member of the Executive Committee and Officer Sales and Marketing (Belgium), Delhaize "Le Lion"

* All of the persons listed on this Exhibit are Belgian unless otherwise indicated.

Page 10 of 11 Pages

EXHIBIT B

    The directors and executive officers of Detla are as follows:

Name, Title and Business or Residential Address	Present Principal Occupation or Employment / Citizenship*

Gui de Vaucleroy, Director
Jacques Le Clerq, Director	Director, Detla
Gwynne H. Wales, Director Piyade Sokak No. 18 Portakal Ci cegi Apt. C Blok Kat 2 06550 Cankaya Ankara, Turkey	Attorney, White & Case / U.S. Secretary, Detla
Pierre-Olivier Beckers, Director	Chairman, President and Chief Executive Officer, Detla
J.C. Coppieters 't Wallant, Director	Vice President, Treasurer and Assistant Secretary, Detla
Michel Duchateaur rue Osseghem, 53 1080 Brussels, Belgium	Accounting Manager, Detla
Dominique Raquez, Director	Vice President, Financial Planning, Control and Development, Detla

Note: Reference is made to Exhibit A to this Schedule for the address and principal occupation of those individuals whose address and principal occupation are not listed here.

* All of the persons listed on this Exhibit are Belgian unless otherwise indicated.

Page 11 of 11 Pages